# Nasdaq Regulation

**Nasdaq**

**Eun Ah Choi**
Senior Vice President
Global Head of Regulatory Operations

October 23, 2024

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on August 5, 2024, The Nasdaq Stock Market LLC (the "Exchange") received from Tidal Trust III (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

TradersAI Large Cap Equity & Cash ETF

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

*Eun Ah Choi*